Filed by Royal Dutch Shell plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Registration Number: 333-125037

Date: May 25, 2005

LEGAL INFORMATION

Holders of ordinary shares of Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“Royal Dutch”) are urged to carefully review the registration statement on Form F-4 (including the prospectus) and other documents relating to the Royal Dutch exchange offer (the “Royal Dutch Offer”) that have been or will be filed with, or furnished to, the US Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell plc (“Royal Dutch Shell”) and the related solicitation/recommendation statement on Schedule 14D-9 that has been filed with the SEC by Royal Dutch and, as the case may be, the Royal Dutch Offer document and the prospectus which will be filed with, or furnished to, Euronext Amsterdam N.V. and the Dutch Authority for the Financial Markets by Royal Dutch Shell, regarding the Royal Dutch Offer, because each of these documents will contain important information relating to the Royal Dutch Offer. A free copy of these documents filed with the SEC (once filed) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell, Royal Dutch and The “Shell” Transport and Trading Company, p.l.c (“Shell Transport”) can be obtained at the SEC’s website at www.sec.gov. These documents may also be obtained at the Royal Dutch Shell website at www.shell.com/unification free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN The Hague, The Netherlands.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO ITALY OR JAPAN

The Royal Dutch Offer and the Scheme are not being and will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of a national securities exchange of, Japan, and are not and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan. The Royal Dutch Offer and the Scheme are not being made to residents of Japan or in Japan. This document and other documents related to the Transaction must not be electronically provided to, nor accessed by, residents of Japan or persons who are in Japan. Copies of this document and any other documents related to the Transaction are not being, and must not be, mailed or otherwise distributed or sent to any person or company in or from Japan. Persons receiving this document (including custodians, nominees and trustees) or other documents related to the Transaction must not distribute or send them to any person or company in or from Japan.

The Royal Dutch Offer and the Scheme have not been notified to the Commissione Nazionale per le Società e la Borsa pursuant to applicable Italian securities laws and implementing regulations. Absent such notification, no public offer can be carried out in the Republic of Italy. Consequently, this document and other documents relating to the Transaction have not been, and not cannot be, disclosed to any Italian residents or person or entity in the Republic of Italy and no other form of solicitation has been and can be, carried out in the Republic of Italy. This document and any document relating to the Transaction may not be mailed, distributed, disseminated or otherwise disclosed to any Italian residents or persons or entities in the Republic of Italy.

The Royal Dutch Offer is not to be made in New Zealand and may not be accepted by persons in New Zealand except as set out below. No prospectus has been registered with the New Zealand Registrar of Companies in accordance with the Securities Act 1978 (New Zealand) (the “New Zealand Securities Act”). Accordingly, neither the Royal Dutch Offer Document nor any other offering materials or advertisement in relation to the Royal Dutch Offer may be received by a person in New Zealand nor may Royal Dutch Shell Shares be offered directly or indirectly in New Zealand except in circumstances where there is no contravention of the New Zealand Securities Act (or any statutory modification or re-enactment of, or statutory substitution for, the New Zealand Securities Act).

The distribution of this document in jurisdictions other than The Netherlands, England or the US may be affected by the laws of the relevant jurisdiction. Interested persons should inform themselves about and observe all applicable requirements. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

CAUTIONARY STATEMENTS CONCERNING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed transaction pursuant to which Royal Dutch Shell will become the holding company of Royal Dutch and Shell Transport (the “Transaction”). It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the Transaction to be satisfied (including the failure of the Royal Dutch general meeting of shareholders to approve the implementation agreement between Royal Dutch Shell, Royal Dutch and Shell Transport and the failure of Shell Transport shareholders to approve the scheme of arrangement of Shell Transport (the “Scheme”)); the costs related to the Transaction; the failure of the Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; tax treatment of dividends paid to shareholders; the accounting implications of the Transaction and other factors affecting the Royal Dutch/Shell Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group’s businesses. None of Royal Dutch Shell, Royal Dutch, Shell Transport nor any member of the Royal Dutch/Shell Group undertakes any obligation to publicly update or revise any forward-looking statements as a result of new information, future events or other information. In light of these risks, the results of Royal Dutch Shell, Royal Dutch, Shell Transport, the Royal Dutch/Shell Group or the Royal Dutch Shell Group could differ materially from the forward-looking statements contained in this document.

THE FOLLOWING IS A FORM LETTER SENT TO AUSTRALIAN PARTICIPANTS IN THE ROYAL DUTCH AND SHELL TRANSPORT AUSTRALIAN EMPLOYEE SHARE AND SAVE PLAN BEGINNING ON MAY 25, 2005

The Shell Company of Australia
Participant	Limited
HOME ADDRESS	GPO Box 872K
(Need an alert that tells people that need to check the	Melbourne VIC 3001
system for address or also send email)	Australia
Tel + 61 3 9666 5444

24 May 2005

Dear Ms/Mr X

Shell Employee Share & Save Plan
Important information about your Tax Deferred Shares

I am writing to you because you are a participant in the “Australian Employee Share and Save Plan” (AESSP) — Tax Deferred Scheme, administered by CitiStreet (formerly Watson Wyatt). Under the AESSP, you have been contributing pre-tax funds to acquire shares in Royal Dutch Petroleum Company (Royal Dutch or RD) on which you are deferring your income taxing time for the restriction period that you elected (minimum 3 years and maximum of 10 years).

The recently announced restructure of the Shell corporate group has implications for your shareholding. This letter explains what choices you have under the restructure and the potential tax implications. The information below is a general guide only and should not be interpreted as personal tax advice. You may wish to seek independent professional advice on the tax implications of the restructure, taking into account your own personal circumstances.

Your Shareholding

We have enclosed your latest Statement Advice from CitiStreet with details of your current shareholding as at 23 May 2005. This Statement outlines how many of your shares are Restricted Tax Deferred Shares (on which you have not yet paid income tax) and how many are Unrestricted Tax Deferred Shares (on which you should have paid income tax in the year those shares became Unrestricted). The tax treatment of restricted and unrestricted shares may be different and you need to consider each of these shares accordingly.

If you have any queries regarding the Shareholding information contained in this Advice including when your shares became or will become unrestricted, please contact Steven Sutton at CitiStreet Australia Limited on 1800 888 195 or (03) 9655 5188. Alternatively use email: shareplan@citistreet.com.au.

For information on market value of RD shares, please refer to the following website:

http://www.shell.com/home/investor-en/html/iwgen/share_price/app_summary_share_price.html

ABN 46 004 610 459	Page 1 of 12

The AESSP was suspended on 20 May 2005 because of the restructure. The pre-tax funds deducted from the May payroll will be paid to you in the June payroll. No further deductions of pre-tax funds will be made. You will receive information about the future of the AESSP after the restructure.

Shell Corporate Restructure — Background

The Boards of RD and The “Shell” Transport and Trading Company plc (Shell Transport) have announced their intention to unify the companies under a single parent company (the Restructure).

If the Restructure is completed the new parent company will be known as Royal Dutch Shell plc (Royal Dutch Shell or RDS).

Under UK law, Shell Transport shares can be dealt with under a “Scheme of Arrangement” that allows the shares to be cancelled and new RDS shares issued to Shell Transport shareholders in exchange. However, under Dutch law the Restructure requires RDS to make a “takeover” bid for RD shares. To this end, RDS is making a “public exchange offer” to RD shareholders to swap their RD shares for RDS shares (Royal Dutch Offer).

If RD shareholders with 95% or more of the shares in RD choose to participate in the Royal Dutch Offer, RDS may initiate court proceedings under Dutch law to compulsorily acquire the remaining RD shares. This process is called ‘squeeze out’. Under Dutch law shareholders in the ‘squeeze out’ group cannot receive RDS shares in return for their RD shares but must receive cash instead. The cash amount will be determined by the Dutch court.

If RD shareholders with less than 95% of the shares in RD choose to participate in the Royal Dutch Offer, RDS has the discretion whether to proceed with the Royal Dutch Offer or not.

More information about the Restructure is contained in a number of detailed disclosure documents which can be viewed and/or downloaded from www.shell.com/unification.

Implications for your Shareholding

This letter sets out:

1.	The choices you have to make in relation to your Tax Deferred Shares (whole numbers only), and how you must communicate those choices to the trustee.

2.	The likely income tax implications of your choices on your Restricted Tax Deferred Shares.

3.	The likely capital gains tax implications of your choices on your Unrestricted Tax Deferred Shares.

4.	What will happen to your fractions of Tax Deferred Shares.

Note: The following discussion assumes that you did not sign a tax ‘election to pay income tax’, in any of the years you acquired your Tax Deferred Shares.

1.	All Tax Deferred Shares (whole shares) — Your choices

Summary

•	You need to make a choice whether you want the trustee to accept the Royal Dutch Offer for some or all of your Tax Deferred Shares. This choice has to be made by you completing and signing the attached instruction form and returning it to the trustee before 5th July 2005 using the reply paid envelope provided.

•	The only way you will receive RDS shares is if you instruct the trustee to accept the Royal Dutch Offer.

•	The possible tax implications to you of your choices are different for Restricted Tax Deferred Shares (income tax — refer 2. below) and Unrestricted Tax Deferred Shares (capital gains tax — refer 3. below).

Detailed Explanation

You have the following choices regarding the Royal Dutch Offer that has been made for your Tax Deferred Shares (whole numbers only). You make your choice by completing and signing the attached instruction form and returning it to the trustee by no later than 5th July 2005 using the reply paid envelope provided.

(a)	Instruct the trustee to accept the Royal Dutch Offer for some or all of your Tax Deferred Shares (whole numbers only).

If you instruct the trustee to accept the Royal Dutch Offer for some or all of your Tax Deferred Shares, and the Restructure proceeds, those Tax Deferred Shares will be exchanged for RDS shares. The new RDS shares will be unrestricted, ie they will not be subject to disposal restrictions.

If you instruct the trustee to accept the Royal Dutch Offer for only some of your Tax Deferred Shares, you will be deemed to instruct the trustee not to accept the Royal Dutch Offer for your remaining Tax Deferred Shares.

(b)	Instruct the trustee not to accept the Royal Dutch Offer for your Tax Deferred Shares (whole numbers only).

If you instruct the trustee not to accept the Royal Dutch Offer for your Tax Deferred Shares, you will keep those Tax Deferred Shares (and, if Restricted, the disposal restrictions will continue to apply) unless ‘squeeze out’ occurs. If ‘squeeze out’ occurs, your Tax Deferred Shares will be transferred to RDS and you will receive cash for those shares.

(c)	Take no action

If you do nothing (ie you do not complete, sign and return the attached instruction form or for any other reason your properly completed and signed instruction form does not reach the trustee by the stated deadline), the trustee will have a discretion as to whether to accept the Royal Dutch Offer for your Tax Deferred Shares.

     If the trustee decides to accept the Royal Dutch Offer, and the Restructure proceeds, the trustee will receive RDS shares for your RD shares.
     However, under the share plan rules the trustee must then sell the RDS shares and give you net cash proceeds for those shares.

     If the trustee decides to not accept the offer, you will keep your Tax Deferred Shares unless ‘squeeze-out’ occurs.
     If ‘squeeze out’ occurs, you will receive cash for your Tax Deferred Shares.

2.	Tax implications — Restricted Tax Deferred Shares

Summary

•	See Table 1 attached for a summary of the tax implications of your choices.

•	If you are holding Restricted Tax Deferred Shares (purchased with pre-tax funds), you will not yet have paid income tax on those shares, as income tax is generally payable in the year the shares become Unrestricted.

•	If you instruct the trustee to accept the Royal Dutch Offer, and the Restructure proceeds, you will receive new (unrestricted) RDS shares in exchange for your existing Restricted Tax Deferred Shares. A ruling has been sought from the ATO on whether income tax “roll-over” relief is available. It is anticipated that the outcome of that ruling will be known (and communicated to you) before the final date on which you have to make a choice as to how to instruct the trustee. If income tax roll over relief is available, you will not have to pay income tax until a later time (see detailed explanation below). If income tax roll over relief is not available, you will be subject to income tax on the market value of the RDS shares in the year the exchange occurs.

•	If you instruct the trustee not to accept the Royal Dutch Offer, you will keep your Restricted Tax Deferred Shares (and be subject to income tax when these shares become Unrestricted) unless those shares are compulsorily acquired under Dutch law (‘squeeze out’). In the event that ‘squeeze out’ occurs, you will receive cash for your Restricted Tax Deferred Shares on which you will be required to pay income tax in the year of receipt.

•	If you take no action, the trustee will choose on your behalf whether to accept the Royal Dutch Offer. However, if the trustee accepts the Royal Dutch Offer without your instructions, you will receive cash (rather than RDS shares) for your Restricted Tax Deferred Shares. This means that you will be subject to income tax in the year your Restricted Tax Deferred Shares are exchanged, even if the ATO rules that income tax roll-over is available. To repeat, if you take no action, you will receive taxable cash, unless the trustee decides not to participate and ‘squeeze out’ does not occur. In this instance, you will keep RD shares, and the existing restriction periods will continue to apply.

Detailed Explanation

(a)	Instruct the trustee to accept the Royal Dutch Offer for your Restricted Tax Deferred Shares (whole numbers only).

If you instruct the trustee to accept the Royal Dutch Offer for your Restricted Tax Deferred Shares, and the Restructure proceeds, you will receive RDS shares. The tax implications of this eventuality are currently not clear. If income tax ‘roll over relief’ is available, you will not have to pay income tax on the exchange of your Restricted Tax Deferred Shares for RDS shares, but will be able to defer the tax until the earlier of the following:

(i)	when you sell the RDS shares;

(ii)	when you leave Shell; or

(iii)	10 years after you acquired your original (RD) Restricted Tax Deferred Shares.

If income tax roll-over is not available, you will be subject to income tax (at your marginal rate of tax) on the market value (at the time of exchange) of the new RDS shares you receive in exchange for your Restricted Tax Deferred Shares.

As there is some uncertainty about whether income tax roll-over relief is available, a ruling has been sought from the ATO.

Confirmation has also been sought from the ATO that you will continue to be entitled to defer the taxing time on your Restricted Tax Deferred Shares in the event that you instruct the trustee to accept the Royal Dutch Offer, but the Restructure does not proceed. It is expected that the ruling will be issued by the end of June 2005. The outcome of the ruling will be communicated to you in a separate letter. We will also communicate with you at the end of June (before the close of the Royal Dutch Offer) in the unlikely event that we have not received a ruling from the ATO. This will be to advise you that a decision will need to be made by you notwithstanding the absence of a clear tax position. Please note that time frames will inevitably be very tight and you will need to remain alert to the time table.

(b)	Instruct the trustee not to accept the Royal Dutch Offer for your Restricted Tax Deferred Shares (whole numbers only).

(i)	‘Squeeze-out’ does not occur

If you instruct the trustee not to accept the Royal Dutch Offer for your Restricted Tax Deferred Shares, and ‘squeeze-out’ does not occur, you will keep RD shares and generally be entitled to continue to defer income tax payable on your Restricted Tax Deferred Shares until those shares become Unrestricted.

(ii)	‘Squeeze-out’ occurs

If you instruct the trustee not to accept the Royal Dutch Offer for your Restricted Tax Deferred Shares, but ‘squeeze out’ occurs, your Restricted Tax Deferred Shares will be transferred to RDS and you will receive cash for those shares. You will be subject to income tax (at your marginal rate of tax) on the receipt of that cash.

(c)	Take no action

If you do nothing (ie if you do not complete, sign and return the attached instruction form or for any other reason your properly completed and signed instruction form does not reach the trustee by the stated deadline), the trustee will have a discretion as to whether to accept the Royal Dutch Offer for your Restricted Tax Deferred Shares.

(i)	Trustee accepts Royal Dutch Offer

If the trustee decides to accept the Royal Dutch Offer, and the Restructure proceeds, the trustee will receive RDS shares for your RD shares. However, under the share plan rules the trustee must then sell the RDS shares and give you net cash proceeds for those shares. This may result in two tax events, ie on the exchange of your RD shares (if income tax roll-over is not available) and then the sale by the trustee of the RDS shares. In general terms only, you will be subject to income tax (at your marginal rate of tax) on the cash proceeds received.

(ii)	Trustee does not accept Royal Dutch Offer (and ‘squeeze-out’ does not occur)

If the trustee decides to not accept the Royal Dutch Offer, and ‘squeeze-out’ proceedings do not occur, you will continue to be entitled to defer income tax payable on your Restricted Tax Deferred Shares until those shares become Unrestricted. You will keep RD shares in this instance.

(iii)	Trustee does not accept Royal Dutch Offer but ‘squeeze-out’ occurs

If the trustee decides to not accept the Royal Dutch Offer, but ‘squeeze out’ occurs, you will receive cash for your Restricted Tax Deferred Shares. You will be subject to income tax (at your marginal rate of tax) on the receipt of that cash.

3.	Tax implications — Unrestricted Tax Deferred Shares

Summary

•	See Table 2 attached for a summary of the tax implications of your choices.

•	If you are holding Unrestricted Tax Deferred Shares, you should have already paid income tax on those shares in the year in which the shares became Unrestricted. The value of the shares when they became Unrestricted then becomes your cost base of the shares for capital gains tax purposes.

•	If you instruct the trustee to accept the Royal Dutch Offer, and the Restructure proceeds, you will receive new RDS shares in exchange for your existing Unrestricted Tax Deferred Shares. You will make a capital gain or loss depending on whether the market value of the RDS shares you receive exceeds the market value of your Unrestricted Tax Deferred Shares at the time those shares became Unrestricted. A ruling has been sought from the ATO whether capital gains tax “roll-over” relief is available on any capital gains.

•	If you instruct the trustee not to accept the Royal Dutch Offer, you will keep your Unrestricted Tax Deferred Shares unless those shares are compulsorily acquired under Dutch law (‘squeeze out’). In the event that ‘squeeze out’ occurs, you will receive cash for your shares. You will make a capital gain or loss depending on whether the cash you receive exceeds the market value of the Unrestricted Tax Deferred Shares at the time those shares became Unrestricted.

•	If you take no action, the trustee will choose on your behalf whether to accept the Royal Dutch Offer. However, if the trustee accepts the Royal Dutch Offer without your instructions, you will receive cash (not RDS shares) for your Unrestricted Tax Deferred Shares. This will result in potentially two tax events (refer to the detailed explanation below).

Detailed Explanation

(a)	Instruct the trustee to accept the Royal Dutch Offer for your Unrestricted Tax Deferred Shares (whole numbers only)

If you instruct the trustee to accept the Royal Dutch Offer for your Unrestricted Tax Deferred Shares, and the Restructure proceeds, your Unrestricted Tax Deferred Shares will be exchanged for RDS shares.

As you will have already been subject to income tax on your Unrestricted Tax Deferred Shares in the year those shares became Unrestricted, the exchange of your shares will be a capital gains tax (CGT) event. This will require you to calculate whether you have made a capital gain or loss on your Unrestricted Tax Deferred Shares. The capital gains tax event will occur in the tax year ended 30 June 2006).

However, in some circumstances, where a holder of shares exchanges shares in one company for shares in another company, and realises a capital gain, CGT “roll-over relief” is available. If CGT roll-over relief is available, and chosen, any capital gain arising on the exchange of your Unrestricted Tax Deferred Shares will be disregarded (effectively deferred until you sell the replacement RDS shares).

As there is some uncertainty about whether CGT roll-over relief will be available, a ruling has been sought from the ATO. It is expected that the ruling will be issued by the end of June 2005. The outcome of the class ruling will be communicated to you in a separate letter.

If the ATO ruling does provide for roll over relief, any capital gain arising on the exchange of your Unrestricted Tax Deferred Shares will be disregarded (effectively deferred until you sell the replacement RDS shares).

If the ATO ruling does not provide for CGT roll-over relief, a capital gain will arise to the extent that the capital proceeds exceeds the cost base of your Unrestricted Tax Deferred Shares. The capital proceeds will equal the market value of the RDS shares received. The cost base of your Unrestricted Tax Deferred Shares will be the market value of those shares at the date the shares became Unrestricted (the value up to that date would have already been subject to income tax in the year the shares became Unrestricted).

A capital loss will arise to the extent that the capital proceeds are less than the reduced cost base of your Unrestricted Tax Deferred Shares. Capital losses can be used to reduce other capital gains (and can be carried forward) but cannot be deducted against ordinary income.

(b)	Instruct the trustee not to accept the Royal Dutch Offer for your Unrestricted Tax Deferred Shares (whole number only)

(i)	‘Squeeze-out’ does not occur

If you instruct the trustee not to accept the Royal Dutch Offer for your Unrestricted Tax Deferred Shares, and ‘squeeze-out’ does not occur, you will keep your Unrestricted Tax Deferred Shares and no capital gain or loss would generally arise until you choose to sell your Unrestricted Tax Deferred Shares.

(ii)	‘Squeeze-out’ occurs

If you instruct the trustee not to accept the Royal Dutch Offer for your Unrestricted Tax Deferred Shares, but ‘squeeze out’ occurs, your Unrestricted Tax Deferred Shares will be transferred to RDS and you will receive cash for those shares. You will make a capital gain or loss from the transfer of your Unrestricted Tax Deferred Shares depending on whether the cash you receive on ‘squeeze out’ is more than the cost base of your Unrestricted Tax Deferred Shares. The cost base of your Unrestricted Tax Deferred Shares will be the market value of those shares at the date the shares became unrestricted (as the value up to that date will have already been subject to income tax in the year the shares became unrestricted).

You will make a capital loss if the cash you receive is less than the cost base of your Unrestricted Tax Deferred Shares. Capital losses can be used to reduce other capital gains (and can be carried forward) but cannot be deducted against ordinary income.

(c)	Take no action

If you do nothing (ie you do not complete, sign and return the attached instruction form or for any other reason your properly completed and signed instruction form does not reach the trustee by the stated deadline), the trustee will have a discretion as to whether to accept the Royal Dutch Offer for your Unrestricted Tax Deferred Shares.

(i)	Trustee accepts the Royal Dutch Offer

If the trustee decides to accept the Royal Dutch Offer, and the Restructure proceeds, the trustee will receive RDS shares for your RD shares. However, under the share plan rules the trustee must then sell the RDS shares and give you net cash proceeds for those shares. This may result in two tax events, ie on the exchange of your RD shares (if CGT roll-over is not available) and then the sale by the trustee of the RDS shares. In general terms only, you will make a capital gain or loss from these two CGT events depending on whether the cash you receive is more than the market value of your Unrestricted Tax Deferred Shares at the date the shares became Unrestricted.

(ii)	Trustee does not accept the Royal Dutch Offer (and ‘squeeze-out’ does not occur)

If the trustee decides to not accept the Royal Dutch Offer, and ‘squeeze-out’ does not occur, you will keep your Unrestricted Tax Deferred Shares. No capital gain or loss would generally arise until you choose to sell your Unrestricted Tax Deferred Shares.

(iii)	Trustee does not accept the Royal Dutch Offer but ‘squeeze-out’ occurs.

If the trustee decides to not accept the Royal Dutch Offer, but ‘squeeze out’ occurs, your Unrestricted Tax Deferred Shares will be transferred to RDS and you will receive cash for those shares.

You will make a taxable capital gain from the transfer of your Unrestricted Tax Deferred Shares if the cash you receive on ‘squeeze out’ is more than the cost base of your Unrestricted Tax Deferred Shares. The cost base of your Unrestricted Tax Deferred Shares will be the market value of those shares at the date the shares became Unrestricted (as the value up to that date will have already been subject to income tax in the year the shares became Unrestricted.

You will make a capital loss if the cash you receive is less than the cost base of your Unrestricted Tax Deferred Shares. Capital losses can be used to reduce other capital gains (and can be carried forward) but cannot be deducted against ordinary income.

4.	What will happen to your fractions of Tax Deferred Shares (restricted and unrestricted)?

You cannot instruct the trustee as to how the trustee should deal with the Royal Dutch Offer for fractions (ie less than 1 share) of Tax Deferred Shares that the trustee holds on your behalf. The trustee will have a discretion as to whether to tender your fractions of Tax Deferred Shares for acceptance into the Royal Dutch Offer.

If the trustee decides to accept the Royal Dutch Offer for fractions of your Tax Deferred Shares, and the Restructure proceeds, you will receive cash proceeds from the sale of the RDS shares received by the trustee in exchange for your fractions of Tax Deferred Shares. Further, if the trustee decides not to accept the Royal Dutch Offer for fractions of your Tax Deferred Shares, but ‘squeeze out’ occurs, you will also receive cash for your fractions of Tax Deferred Shares. In general terms only:

(a)	it is likely that you will have to pay income tax on the cash you receive that relates to fractions of Restricted Tax Deferred Shares; and

(b)	you will make a taxable capital gain from your fractions of Unrestricted Tax Deferred Shares if the cash you receive for those fractions is more than the market value of those fractions when the fractions became Unrestricted.

If the trustee decides not to accept and ‘squeeze out’ does not occur, you will keep your fractions of RD shares and no tax impact will arise as a result of this event.

More Information

You will receive a further letter in June once the outcome of the ATO rulings are known. This further letter will contain worked examples of the potential tax implications of your different choices. You may wish to take personal tax advice in the light of the current situation and the anticipated tight time frame for decision making (which is not in the control of Shell Australia).

Information sessions will be held in late June once the position is clearer — details will be provided with as much notice as possible.

If you have any questions regarding the information in this letter please contact Kate Coburn on extension 71 4377, or (03) 8823 4377.

Please bear in mind that Kate cannot answer the questions that have been referred to the ATO until we get definitive advice from them and is not permitted by law to provide any advice that is, or could be construed to be personal financial advice.

Yours sincerely

Kairen Harris
HR General Manager, Australia and New Zealand

This document does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of RDS, STT or RD. The STT shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus because they contain important information that shareholders should consider before making any decision regarding the

Transaction. The scheme document, the offer document and the listing particulars / prospectus are available free from RD and STT and through the SEC website www.sec.gov

TABLE 1: RESTRICTED TAX DEFERRED SHARES (excluding fractions)

SUMMARY OF TAX IMPLICATIONS OF EMPLOYEE CHOICES

Employee	Consequences if "squeeze out"		Consequences if "squeeze out"
Choices	does not occur		occurs

	Employee	Employee tax	Employee	Employee tax
	holds	consequences	holds	consequences

(a) Instruct trustee to accept Royal Dutch Offer for ALL shares (Option A on the instruction form) or SOME shares (Option B on the instruction form)*
*NB If instruction to accept is given for only some shares see (b) below for consequences for remaining shares
	RDS shares	(a) If positive ATO ruling — continued tax deferral (b) If negative ATO ruling — income tax payable on market value of RDS shares	RDS shares	(a) If positive ATO ruling — continued tax deferral (b) If negative ATO ruling — income tax payable on market value of RDS shares

(b) Instruct trustee not to accept Royal Dutch Offer (Option C on the instruction form)	RD shares	Continued tax deferral — no tax implications	Cash	Income tax payable on cash

(c) Take no action

(i) Trustee decides to accept Royal Dutch Offer	Cash	Income tax payable on cash	Cash	Income tax payable on cash

(ii) Trustee decides not to accept Royal Dutch Offer	RD shares	Continued tax deferral — no tax implications	Cash	Income tax payable on cash

TABLE 2: UNRESTRICTED TAX DEFERRED SHARES (excluding fractions)

SUMMARY OF TAX IMPLICATIONS OF EMPLOYEE CHOICES

Employee	Consequences if "squeeze out"		Consequences if "squeeze out"
Choices	does not occur		occurs

	Employee	Employee tax	Employee	Employee tax
	holds	consequences	holds	consequences

(a) Instruct trustee to accept Royal Dutch Offer for ALL shares (Option A on the instruction form) or SOME shares (Option B on the instruction form)*
*NB If instruction to accept is given for only some shares see (b) below for consequences for remaining shares
RDS shares	Capital gain or capital loss. Consequences of capital gain depend on ATO ruling:
(a) If positive ATO ruling and employee chooses CGT roll-over — no taxable capital gain (effective deferral of tax on capital gain)
(b) If negative ATO ruling — taxable capital gain	RDS shares	Capital gain or capital loss. Consequences of capital gain depend on ATO ruling:
(a) If positive ATO ruling and employee chooses CGT roll-over — no taxable capital gain (effective deferral of tax on capital gain)
(b) If negative ATO ruling — taxable capital gain

(b) Instruct trustee not to accept Royal Dutch Offer (Option C on the instruction form)	RD shares	No tax implications	Cash	Taxable capital gain or capital loss.

(c) Take no action

(i) Trustee decides to accept Royal Dutch Offer	Cash	Taxable capital gain or capital loss.	Cash	Taxable capital gain or capital loss.

(ii) Trustee decides not to accept Royal Dutch Offer	RD shares	No tax implications	Cash	Taxable capital gain or capital loss.